
May 2, 2014

Via E-mail
Wilbur L. Ross
Chief Executive Officer
WL Ross Holding Corp.
1166 Avenue of the Americas
New York, NY 10036

> **Re:** **WL Ross Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 7, 2014**
> **CIK No. 0001604416**

Dear Mr. Ross:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please identify the lead underwriter(s) on the prospectus cover page and include the appropriate disclosure in the Underwriting section in your next draft registration statement. Please be advised that depending on the facts and circumstances discussed in

your response, we may defer our review of any amendment that does not name the lead underwriter(s).

3. We note that each warrant contained in the units being offered pursuant to this registration statement entitles the holder to purchase one half of one share of your common stock. We further note that no fractional shares will be issued upon exercise of the warrants. Please clarify whether this means that investors must purchase the shares in even-numbered allotments to avoid effectively losing the ability to purchase one half a share.

Summary, page 1

4. Please delete the second sentence. The summary should be a complete summary.

General, page 1

5. Please add balancing language here and throughout the prospectus that your management team's past experience and successes and broad network of relationships do not guarantee a successful initial business combination.

6. Please clarify what you mean by "attractive risk-adjusted returns" in the last paragraph on page 2 and "attractive risk-adjusted investment returns" in the first paragraph on page 3.

Investment Criteria, page 3

7. Please revise to remove marketing language such as the "extensive" experience of your management team.

The Offering, page 8

Founder Shares, page 11

8. We note your disclosure that the number of founder shares issued to the initial stockholder was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of this offering and that you will effect a stock dividend or share contribution prior to the offering should the size of the offering change in order to maintain such ownership percentage. We also note that you assume that the initial stockholder does not purchase any units in the offering. Please disclose whether the initial stockholder intends to purchase any units in the offering, the number of units and the initial stockholder's ownership percentage upon completion of the offering should the initial stockholder elect to purchase units in the offering. Please provide this information here and throughout the prospectus. We also note that in certain parts of the prospectus you state that the initial stockholder will own up to 20% of your common stock upon the closing the offering and in others you state that the initial

stockholder will own 20%. There are also references to the initial stockholder as stockholders. Please revise such references to make them consistent throughout the prospectus.

Risk Factors, page 28

If third parties bring claims against us, page 35

9. Please delete the last sentence in this risk factor as it appears to mitigate the risk.

Cautionary Note Regarding Forward-Looking Statements, page 56

10. Many of the statements in your submission relate to present facts or conditions rather than to historical facts or future events. In light of this, the first sentence of this section beginning, "[t]he statements contained in this prospectus that are not purely historical" appears to be overly broad. Please narrow your statement accordingly or remove it.

Use of Proceeds, page 57

11. We note your disclosure on page 59 that your sponsor, an affiliate of your sponsor or certain of your officers and directors may loan funds to you in order to finance transaction costs in connection with an intended initial business combination. We also note your disclosure that up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender yet the terms of such loans by your officers and directors have not been determined and no written agreements exist with respect to such loans. Please clarify whether the option to convert the loans into warrants exists solely for potential loans from your sponsor or an affiliate of your sponsor and whether any other terms for such loans have been determined or any written agreements exist with respect to those loans.

Dilution, page 62

12. We note from your disclosure in footnote (1) that the shares purchased by the initial shareholder assume an aggregate of 1,875,000 shares held by the sponsor have been forfeited. Please revise to clearly explain the circumstances in which these shares will be forfeited (i.e. in the event that the over-allotment option is not exercised by the underwriters.)

Capitalization, page 64

13. Please revise to include an introductory paragraph which discloses details of the transactions included in the "as adjusted" column. Your disclosure should provide details of the sale of units in this offering and private placement warrants, including the amount

of units and warrants to be sold and the price per unit or warrant. You should also include disclosure of the amount of proceeds expected to be received from this offering.

Footnote (1), page 64

14. We note your disclosure that you have granted your sponsor the option to purchase, simultaneously with the consummation of an initial business combination, up to an additional 10,000,000 shares of common stock at a price of $10 per share. Please revise to clearly disclose whether or not this additional purchase has been included in the "as adjusted" column amounts.

Footnote (2), page 64

15. We note that you have presented common stock subject to redemption as $478,614,990 in the "as adjusted" column. Please explain to us in detail, and revise to disclose, how you calculated or determined that amount.

16. Please explain to us and revise to clearly disclose how the "as adjusted" paid-in capital amount was calculated or determined.

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 65

Liquidity and Capital Resources, page 66

17. We note your disclosure that you estimate your annual franchise tax obligations, based on the number of shares of your common stock authorized and outstanding after the completion of this offering, to be $180,000. Please explain to us, and revise to disclose, your basis for this amount.

Proposed Business, page 72

Introduction, page 72

18. We note your disclosure that you "intend to focus on industries or sectors that complement [y]our management team's background and to capitalize on the ability of [y]our management team to identify, acquire and operate a business that is experiencing underperformance or distress, operating in an industry undergoing a period of dislocation and/or is involved in a structurally complex or special situation." Please expand your disclosure to explain what you believe would complement your management team's background. Please also revise to explain each of the other terms used, such as what you mean by a company "experiencing underperformance or distress" or "period of dislocation."

Comparison of this Offering to Those of Blank Check Companies Subject to Rule 419, page 95

19. Please revise to include disclosure related to the limitations on redemption rights of stockholders holding more than 10% of the shares sold in the offering.

20. Please revise to include disclosure related to the possibility that you may require stockholders to tender their stock certificates in connection with a tender offer or redemption.

Management, page 103

21. For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

22. Please disclose the roles and responsibilities Mr. Toy had in spearheading the large scale turnaround of numerous platform companies and provide further details regarding his involvement in the establishment of the International Automotive Component Group companies into a leading global supplier of automotive interior and exterior component parts.

Principal Stockholders, page 112

23. Please remove the reference to pecuniary interest in footnote 2 in this table. Under Rule 13d-3 of the Securities Exchange Act of 1934, pecuniary interest is not considered when determining beneficial ownership.

Description of Securities, page 117

24. Pleas revise to disclose any provision which discriminates against any existing or prospective holder of your common stock as a result of such holder owning a substantial amount of your securities. Refer to Item 202(a)(1)(xi) of Regulation S-K.

Other

25. Please include a currently dated consent of the independent registered certified public accounting firm at the time you publicly file the Form S-1 registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Susan Block
Attorney-Advisor

cc: Via E-mail
       Gregg A. Noel, Esq.